SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                     (Amendment No. _____)*

                    COMMODORE MINERALS, INC.
-----------------------------------------------------------------
                        (Name of Issuer)


             Common Stock, par value $.001 per share
-----------------------------------------------------------------
                 (Title of Class of Securities)

                           20266Q 10 9
-----------------------------------------------------------------
                         (CUSIP Number)

                     J. David Washburn, Esq.
                       Arter & Hadden LLP
                  1717 Main Street, Suite 4100
                       Dallas, Texas 75201
                         (214) 761-4309
-----------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         October 1, 2001
-----------------------------------------------------------------
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 20266Q 10 9     Schedule 13D           Page 2 of 6


(1)  Name of Reporting Persons                         Wei Zhou
     I.R.S. Identification
     Nos. of Above Persons (entities only)                  N/A

(2)  Check the Appropriate Box if a                  (a)  [   ]
     Member of a Group*                              (b)  [   ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                      PF

(5)  Check if Disclosure of Legal                         [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization               Germany

     Number of Shares    (7)  Sole Voting             7,000,000
                              Power
        Beneficially
                         (8)  Shared Voting                   0
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive        7,000,000
                              Power
           with:
                         (10) Shared Dispositive              0
                              Power

(11) Aggregate Amount Beneficially Owned              7,000,000
     by Each Reporting Person

(12) Check if the Aggregate Amount in                     [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                      51.7%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)             IN

CUSIP NUMBER 20266Q 10 9     Schedule 13D           Page 3 of 6


ITEM 1.   Security and Issuer.
          -------------------

     This Statement on Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock"), of Commodore Minerals, Inc., a Nevada corporation (the "Issuer"), and is being filed by Wei Zhou (the "Reporting Person"). Prior to October 1, 2001, the Issuer's principal executive offices were located at Suite 414, 1859 Spyglass Place, Vancouver, BC, Canada. The Issuer's current principal executive offices are located at Unit 1809, 18F., Modern Warehouse, 6 Shing Yip Street, Kwun Tong, Hong Kong.

ITEM 2.   Identity and Background.

        (a)  Name. The name of the Reporting Person is Mr. Wei Zhou.

        (b) Business Address. The business address for the Reporting Person is Unit 1809, 18/F., Modern Warehouse, 6 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.

        (c) Occupation and Employment. From January 1997 to September 27, 2001, the Reporting Person served as Managing Director of Tai Pan Trading GmbH, a Frankfurt, Germany-based enterprise. The Reporting Person is also Chairman of the Board of Intac International Holdings Limited, a Hong Kong corporation, whose business address is Unit 1809, 18/F., Modern Warehouse, 6 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.

(d) and (e)  Proceedings.  During the previous five (5) years, the
             Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)  Citizenship.  The Reporting Person is a citizen of
             Germany.


ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     The Reporting Person is the beneficial owner of 7,000,000 shares of the Issuer's Common Stock (the "Shares") for which he paid aggregate consideration of $370,000 (U.S.). The source of cash consideration used by the Reporting Person for the Common Stock acquired was personal funds without borrowing or otherwise obtaining these funds from a third party.

ITEM 4.   Purpose of Transaction.
          ----------------------

     The Reporting Person acquired the Shares in a transaction designed to gain control of the Issuer. Pursuant to the terms of a Stock Purchase Agreement, dated September 28, 2001 (the "Agreement"), the Reporting Person purchased the Shares from Mr. Grayson Hand, the Issuer's majority shareholder, executive officer and a member of the Issuer's Board of Directors. As a condition of closing the transaction, the Issuer's Board of Directors appointed the Reporting Person and Hans Schuld to the Issuer's Board of Directors. The appointment of the new directors will be

CUSIP NUMBER 20266Q 10 9     Schedule 13D           Page 4 of 6


effective on October 11, 2001, which date is ten (10) days following the date of Issuer's filing of an Information Statement on Schedule 14F-1 with the Securities and Exchange Commission and the mailing of the Information Statement to Issuer's shareholders. The Reporting Person was also appointed as the President and Chief Executive Officer of the Issuer.

     Messrs. Hand and Gordon Keevil, two members of the Issuer's Board of Directors, have submitted their resignations from the Board of Directors and any offices of the Issuer each may hold. The director resignations will be effective as of October 11, 2001.

     As a condition to the closing under the Agreement, the Issuer agreed to terminate the option agreement it acquired November 20, 2000 under which it maintained the right to acquire a 51% interest in a mineral claim block, located in the Cariboo Mining Division of British Columbia, owned by Mr. Keevil. Also, the Issuer and WFC Management Corporation, a corporation controlled by Mr. Hand, have terminated a management agreement pursuant to which WFC Management Corporation provided management and administration services to the Issuer.

     In addition, it is anticipated that the Issuer will acquire, through a stock-for-stock exchange or merger transaction, Intac International Holdings Limited, a Hong Kong corporation largely controlled and owned by the Reporting Person ("Intac International"). In connection with such anticipated transaction, it is expected that current shareholders of Intac International, including the Reporting Person, would be issued shares of Common Stock and Intac International would become a wholly-owned subsidiary of the Issuer.

     Other than as set forth above, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

     * any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     * a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

     * any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     * any material change in the present capitalization or dividend policy of the Issuer;

     * any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
          Section 13 of the Investment Company Act of 1940;

     * changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

     * causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     * a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Act; or

     *    any action similar to any of those enumerated above.

CUSIP NUMBER 20266Q 10 9     Schedule 13D           Page 5 of 6


ITEM 5.   Interests in Securities of the Issuer.
          -------------------------------------

     (a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 7,000,000 shares of Common Stock of the Issuer, representing approximately 51.7% of the class (based upon 13,544,000 shares of Common Stock outstanding at July 12, 2001 pursuant to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

     (b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above.

     (c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

     (d)  Certain Rights of Other Persons.  Not applicable.

     (e)  Date Ceased to be a 5% Owner.  Not applicable.

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

     The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.   Materials to be Filed as Exhibits.
          ---------------------------------

              NO.      DESCRIPTION
          ----------   -----------------------------------------
               1       Stock Purchase Agreement, dated as of
                       September 28, 2001, between the Reporting
                       Person and Grayson Hand



                    (Signature Page Follows)

     After reasonable inquiry, and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 9, 2001.          /s/  WEI ZHOU
                              ---------------------------
                              WEI ZHOU









Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                        EXHIBIT 1












                              STOCK

                       PURCHASE AGREEMENT

                              AMONG

                     GRAYSON HAND, AS SELLER

                               AND

                     WEI ZHOU, AS PURCHASER















                       September 28, 2001

                        TABLE OF CONTENTS

                                                             Page

ARTICLE I    DEFINITIONS                                       1

ARTICLE II   THE TRANSACTION                                   2
       2.1   Stock Sale                                        2
       2.2   Securities Law Matters                            3
             2.2.1   Private Offering                          3

ARTICLE III  REPRESENTATIONS AND WARRANTIES                    3
      3.1    Representation and Warranties of the Principal
               Stockholder                                     3
             3.1.1   Organization of Commodore; Foreign
                      Qualification                            3
             3.1.2   Capitalization; Ownership of Transferred
                      Shares                                   3
             3.1.3   Subsidiaries                              4
             3.1.4   Real Estate                               4
             3.1.5   Authority Relative to the Closing
                      Documents;  Enforceability               4
             3.1.6   Title to Assets                           4
             3.1.7   Material Contracts                        4
             3.1.8   Labor Matters                             4
             3.1.9   Compliance with Other Instruments;
                      Consents                                 5
             3.1.10  Financial Statements                      5
             3.1.11  Litigation                                5
             3.1.12  Brokerage                                 5
             3.1.13  Permits                                   5
             3.1.14  SEC Documents                             5
             3.1.15  Absence of Certain Changes or Events      6
             3.1.16  Taxes                                     6
             3.1.17  Compliance with Law and Government
                      Regulations                              6
             3.1.18  Trade Names and Rights                    6
             3.1.19  No Disqualifying Orders                   6
             3.1.20  Bank Accounts                             7
             3.1.21  Transaction with Affiliates               7
             3.1.22  Stock Price Manipulation                  7
             3.1.23  OTCBB Status                              7
             3.1.24  Investment Company Act                    7
             3.1.25  Integration                               7
             3.1.26  SEC Correspondence                        7
             3.1.27  Effectiveness of Registration Statement
             3.1.28  Full Disclosure                           7

ARTICLE IV  ADDITIONAL COVENANTS AND AGREEMENTS OF
              THE PARTIES                                      7
      4.1   Filing with Securities and Exchange Commission     7
      4.2   Brokers or Finders                                 8

ARTICLE V    CLOSING DELIVERIES                                8
      5.1   The Closing                                        8
      5.2   Deliveries by the Principal Stockholder            8
            5.2.1   Certified Resolutions                      8
            5.2.2   Charter Documents                          8
            5.2.3   Account Transfer Documents                 8
            5.2.4   Transferred Shares                         8
            5.2.5   USRPHC Certification                       8

            5.2.6   Resignations                               8
            5.2.7   Termination of Contracts                   9
      5.3   Deliveries by Purchaser                            9
            5.3.1   Purchase Price                             9
            5.3.2   Investment Letter                          9

ARTICLE VI  CONDITIONS PRECENDENT TO PURCHASER'S
               OBLIGATION TO CLOSE                             9
      6.1   Confirmation from Transfer Agent                   9
      6.2   Accuracy of Representations                        9


ARTICLE VII SURVIVAL OF REPRESENTATIONS AND INDEMNIFICATION    9
      7.1   Representations to Survive Closing                 9
      7.2   Indemnification                                    10
      7.3   Enforcement of Indemnification Rights              10
            6.3.1   Notification                               10
            6.3.2   Disputes                                   10
            6.3.3   Time Limit                                 10
            6.3.4   Ligation Procedure                         10
      7.4   Remedies Cumulative                                11

ARTICLE VIII MISCELLANEOUS                                     11
      8.1   Notices                                            11
      8.2   Assignability and Parties in Interest              11
      8.3   Expenses                                           11
      8.4   Governing Law                                      11
      8.5   Counterparts                                       12
      8.6   Headings                                           12
      8.7   Pronouns, Etc.                                     12
      8.8   Complete Agreement                                 12
      8.9   Modifications, Amendments and Waivers              12
      8.10  Severability                                       12

APPENDICES
----------

Description
-----------

Appendix A     Investment Letter





SCHEDULES
---------

Description
-----------

Schedule 3.1.14     Commodore SEC Documents and Correspondence

Schedule 3.1.20     Commodore Bank Accounts

Schedule 5.2.1      Directors of Commodore Upon Closing

Schedule 5.2.3      Authorized Signatories for Commodore Bank
                    Accounts



EXHIBIT

Description

Exhibit 5.1         Escrow Agreement

                    STOCK PURCHASE AGREEMENT

     THIS STOCK PURCHASE AGREEMENT ("Agreement") has been made and entered into as of this 28th day of September, 2001, between WEI ZHOU, an individual resident of Germany ("Purchaser"), and GRAYSON HAND, an individual resident of Vancouver, Canada (the "Principal Stockholder").

                        R E C I T A L S:

     A. The parties hereto desire to effect a stock sale (the "Stock Sale") pursuant to which Purchaser will purchase from the Principal Stockholder an aggregate of 7,000,000 shares (the "Transferred Shares") of the common stock of Commodore Minerals, Inc., a Nevada corporation ("Commodore"), par value $.001 per share (the "Commodore Stock"), to be purchased by Purchaser for the consideration set forth herein.

     B. Pursuant to the Stock Sale, the Principal Stockholder will sell, and Purchaser will purchase, the Transferred Shares.

     NOW, THEREFORE, in consideration of the mutual agreements and covenants contained herein, the parties hereto agree as follows and do thereby adopt this Agreement.

                          ARTICLE    I
                           DEFINITIONS

     The terms defined in this Article (except as otherwise expressly provided in this Agreement) for all purposes of this Agreement shall have the respective meanings specified in this Article.

     "Affiliate" shall mean any entity controlling or controlled by another person, under common control with another person, or controlled by any entity which controls such person.

     "Agreement" shall mean this Agreement, and all the exhibits, schedules and other documents attached to or referred to in the Agreement, and all amendments and supplements, if any, to this Agreement.

     "Closing" shall mean the closing of the Transaction at which the Closing Documents shall be exchanged by the parties, except for those documents or other items specifically required to be exchanged at a later time.

     "Closing Date" shall mean October 5, 2001, or such other date as agreed in writing to by the parties on which the Closing occurs.

     "Closing Documents" shall mean the papers, instruments and documents required to be executed and delivered at the Closing pursuant to this Agreement.

     "Code" shall mean the Internal Revenue of 1986, or any successor law, and regulations issued by the Internal Revenue
Service pursuant to the Internal Revenue Code or any successor law.

     "Encumbrance" shall mean any charge, claim, encumbrance, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting (in the case of any security), transfer, receipt of income, or exercise of any other attribute of ownership other than (a) liens for taxes not yet due and payable, or (b) liens that secure the ownership interests of lessors of equipment.

     "Exchange Act" shall mean the Securities Exchange Act of
1934, as amended.


---------------------------------------------------------------
STOCK PURCHASE AGREEMENT - Page 1
Commodore Minerals, Inc.

     "GAAP" shall mean United States generally accepted accounting principles applied in a manner consistent with prior periods.

     "Investment Letter" shall mean the investment letter in the form attached hereto as Appendix A.

     "Material Adverse Effect" means any change (individually or in the aggregate) in the general affairs, management, business, goodwill, results of operations, condition (financial or otherwise), assets, liabilities or prospects (whether or not the result thereof would be covered by insurance) that would be material and adverse to the designated party.

     "Ordinary Course of Business" shall mean actions consistent with the past practices of the designated party which are similar in nature and style to actions customarily taken by the designated party and which do not require, and in the past have not received, specific authorization by the Board of Directors of the designated party.

     "Permits" shall mean any permit, license, exemption, order or approval of any federal, state or local governmental entity necessary for the conduct of the designated party's respective business as currently conducted.

     "SEC" shall mean the Securities and Exchange Commission.

     "Securities Act" shall mean the Securities Act of 1933, as amended.

     "Taxes" shall include federal, state and local income taxes, capital gains tax, value-added taxes, franchise, personal property and real property taxes, levies, assessments, tariffs, duties (including any customs duty), business license or other fees, sales, use and any other taxes relating to the assets of the designated party or the business of the designated party for all periods up to and including the Closing Date, together with any related charge or amount, including interest, fines, penalties and additions to tax, if any, arising out of tax assessments.

     "Transaction" shall mean the Stock Sale contemplated by this Agreement.

     Terms Defined in Other Sections. The following terms are defined elsewhere in this Agreement in the following Sections:

          Term                                 Section
          ----                                 -------
          Affiliate Agreements                   3.1.21
          Commodore                              Introduction
          Commodore Financial Statements         3.1.10.1
          Commodore SEC Documents                3.1.14
          Commodore Stock                        Recitals
          OTCBB                                  3.1.23
          Principal Stockholder                  Introduction
          Purchase Price                         2.1
          Purchaser or Purchaser                 Recitals
          Stock Sale                             Recitals
          Transferred Shares                     Recitals

                          ARTICLE    II
                         THE TRANSACTION

          2.1. Stock Sale. Subject to the terms and conditions of the Closing Documents, the Principal Stockholder hereby agrees to sell, transfer and deliver to Purchaser, and Purchaser hereby agree to purchase and accept, the Transferred Shares, in consideration for an aggregate purchase price payable by Purchaser to the



---------------------------------------------------------------
STOCK PURCHASE AGREEMENT - Page 2
Commodore Minerals, Inc.

     Principal Stockholder of THREE HUNDRED SEVENTY THOUSAND
DOLLARS ($370,000) ("Purchase Price").

          2.2. Securities Law Matters.

               2.1. Private Offering. Purchaser understands that the Commodore Stock to be acquired and delivered to him pursuant to terms of this Agreement will not be registered under the Securities Act, but will be transferred in reliance upon exemptions available for resales by Affiliates in private transactions, and that the Principal Stockholder is relying upon the truth and accuracy of the representations set forth in the Investment Letter delivered concurrently with the execution of this Agreement. Each certificate of Commodore Stock registered in the name of each Purchaser pursuant to terms of this Agreement shall bear the following legend:

          THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE TRANSFERRED UNLESS THEY ARE SO REGISTERED OR, IN THE OPINION OF COUNSEL ACCEPTABLE TO THIS CORPORATION, SUCH TRANSFER IS EXEMPT FROM REGISTRATION.

                         ARTICLE    III
                 REPRESENTATIONS AND WARRANTIES

          3.1. Representations and Warranties of the Principal
Stockholder. The Principal Stockholder hereby represents and warrants to Purchaser that:

               3.1.1.    Organization of Commodore; Foreign
Qualification. Commodore is duly organized, validly existing, and in good standing under the laws of the state of Nevada and has all requisite corporate power, franchises, and licenses to own its property and conduct the business in which it is engaged. Each of Commodore and the Principal Stockholder have the full power and authority (corporate or otherwise) to execute, deliver and perform their respective obligations under this Agreement and the Closing Agreements to which it is a party. Complete copies of Commodore's Certificate of Incorporation, Bylaws, minutes, transfer records and agreements, if any, among some or all of the stockholders of Commodore have been delivered or made available to Purchaser. Commodore is duly qualified and in good standing as a foreign corporation in every jurisdiction in which such qualification is necessary, except to the extent the failure to be so qualified is not reasonably expected to result in a Material Adverse Effect.

               3.1.2.    Capitalization; Ownership of Transferred
Shares.

                    3.1.2.1.  Commodore has an authorized capital
          stock consisting of 100,000,000 shares of common stock, par value $0.001 per share, of which 13,544,000 shares are issued and outstanding. All of the shares of Commodore Stock have been validly issued, fully paid, are non-assessable, and were issued in compliance with any preemptive or similar rights and in compliance with applicable federal and state securities laws.
          All shares held by the Principal Stockholder were issued in compliance with the exemption set forth in Section 4(2) of the Securities Act, and all other outstanding shares were issued in compliance with the exemption set forth in Regulation S promulgated under the Securities Act.

                    3.1.2.2.  Commodore does not have any
          outstanding subscriptions, options, rights, warrants, convertible securities or other agreements or commitments to issue, or contracts or any other agreements obligating Commodore to issue, or to transfer from treasury, any shares of its capital stock or membership interests, as applicable, of any class or kind, or securities convertible




---------------------------------------------------------------
STOCK PURCHASE AGREEMENT - Page 3
Commodore Minerals, Inc.

               into such stock or interests. No persons who are now holders of Commodore Stock, and no persons who previously were holders of Commodore Stock, are or ever were entitled to preemptive rights other than persons who exercised or waived those rights.

                    3.1.2.3. There is no outstanding vote, plan, pending proposal or right of any person to cause any redemption of Commodore Stock. Neither Commodore nor any of its Affiliates, is under any obligation, contract or other arrangement to register (or maintain the registration of) any of its or their securities under federal or state securities laws.

                    3.1.2.4. Neither Commodore nor the Principal Stockholder is a party to any agreement, voting trust, proxy or other agreement or understanding of any character, whether written or oral, with any other stockholders of Commodore with respect to or concerning the purchase, sale or transfer or voting of the Commodore Stock or any other security of Commodore.

                    3.1.2.5. Neither Commodore nor the Principal Stockholder has any legal obligations, absolute or contingent, to any other person or entity to sell the assets, or any capital stock or any other security of Commodore or any of its subsidiaries or affect any merger, consolidation or other reorganization of Commodore or any of its subsidiaries or to enter into any agreement with respect thereto, except pursuant to this Agreement.

                    3.1.2.6.  The Principal Stockholder is the
          sole beneficial and record holder of the Transferred
          Shares.  The Principal Stockholder holds the
          Transferred Shares free and clear of any Encumbrance of any kind whatsoever.

               3.1.3.    Subsidiaries.  Commodore does not
have any subsidiaries (whether held directly or indirectly) or any equity investment in any corporation, partnership, joint venture or other business.

               3.1.4. Real Estate. Commodore does not own any real estate or any interest in any real estate.

               3.1.5.    Authority Relative to the Closing
Documents; Enforceability. The Principal Stockholder is not suffering from any legal disability which would (a) prevent him from executing, delivering or performing his obligations under the Closing Documents or consummating the Transaction, (b) make such execution, delivery, performance or consummation voidable or subject to necessary ratification, and (c) require the signature or consent of any third party in connection therewith for the Transaction to be binding and enforceable against the Principal Stockholder and his property. The Closing Documents have been duly and validly executed and delivered by the Principal Stockholder and each constitutes the legal, valid and binding obligation of the Principal Stockholder, enforceable against him in accordance with their respective terms, except insofar as the enforcement thereof may be limited by the Insolvency/Equity Exceptions.

               3.1.6. Title to Assets. Commodore has good and marketable title in and to all of the assets and properties reflected in the most recent Commodore Financial Statements, plus all assets and properties purchased or acquired by Commodore since the date of that Commodore Financial Statement, less all assets and properties which Commodore has disposed of in the Ordinary Course of Business, which assets and properties are free and clear of any Encumbrance.

               3.1.7.    Material Contracts. Except as disclosed
in the Commodore SEC Documents, Commodore is not a party to or bound by any agreement or contract.

               3.1.8. Labor Matters. Except as disclosed in the Commodore SEC Documents, there are presently no employment or consulting contracts with, or covenants against competition by, any present or former employees of Commodore. Commodore has no employees.


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Commodore Minerals, Inc.

               3.1.9. Compliance with Other Instruments; Consents. Neither the execution of any Closing Document nor the consummation of the Transaction will conflict with, violate or result in a breach or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default), or result in a termination of, or accelerate the performance required by, or result in the creation of any Encumbrance upon any assets of Commodore under any provision of the Certificate of Incorporation or Organization, Bylaws, indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, decree, statute, ordinance, regulation or any other restriction of any kind or character to which Commodore is bound.

               3.1.10.   Financial Statements.

               3.1.10.1. Commodore's audited financial statements (the "Commodore Financial Statements") for the year ended November 30, 2000 and unaudited quarterly financial statements for the three month periods ended February 28, 2001 and May 31, 2001, copies of which have been delivered to Purchaser, are true and complete in all material respects, and have been prepared in accordance with GAAP for the period covered by such statements, and fairly present, in accordance with GAAP, the properties, assets and financial condition of Commodore, and results of its operations as of the dates and for the periods covered thereby. Commodore maintains a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed with management's authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets, (c) access to assets is permitted only in accordance with management's authorizations and (d) the recorded accountability for assets if compared with existing assets at reasonable intervals and appropriate action is taken with respect to any difference. Commodore has not engaged in any transaction, maintained any bank account or used any corporate funds except for transactions, bank accounts or funds which have been and are reflected in the normally maintained books and records. There has been no material adverse change in the business operations, assets, properties, prospects or condition (financial or otherwise) of Commodore, taken as a whole, from that reflected in the Commodore Financial Statements.

               3.1.10.2. As of the date hereof, Commodore does not have any debts, liabilities or obligations of any nature, whether accrued, absolute, unmatured, contingent, or otherwise, whether due or to become due, that are not fully reflected in the Commodore Financial Statements.

               3.1.11.   Litigation.  There are no legal,
administrative, arbitration or other proceedings or claims pending against Commodore, nor is Commodore subject to any existing judgment which might affect the financial condition, business, property or prospects of Commodore; nor has Commodore received any inquiry from an agency of the federal or of any state or local government about the Transaction, or about any violation or possible violation of any law, regulation or ordinance affecting its business or assets.

               3.1.12.   Brokerage.  No broker or finder has
rendered services to Commodore in connection with the Transaction.

               3.1.13.   Permits.  Commodore does not have any
Permits nor is it required to maintain any Permits.

               3.1.14. SEC Documents. Commodore has furnished or made available to Purchaser a true and complete copy of each report, schedule, registration statement and proxy statement filed by Commodore with the SEC, along with any correspondence from or to the SEC relating to any such filing, since the inception of Commodore (as such documents have since the time of their filing been amended, the "Commodore SEC Documents"), a list of which is attached as Schedule 3.1.14. Commodore has timely filed with the SEC all




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Commodore Minerals, Inc.

     documents required to have been filed pursuant to the Securities Act and the Exchange Act. As of their respective dates, the Commodore SEC Documents complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Commodore SEC Documents, and none of the Commodore SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Commodore included in the Commodore SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; are accurate, complete and in accordance with the books and records of Commodore; have been prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited statements, to normal, recurring audit adjustments) the financial position of Commodore as and at the dates thereof and the results of its operations and cash flows for the periods then ended.

               3.1.15. Absence of Certain Changes or Events. Since the date of the latest Commodore Financial Statements, Commodore has not (a) issued or sold any promissory note, stock, bond, option or other security of which it was an issuer or other obligor, (b) discharged or satisfied any Encumbrance or paid any obligation or liability, whether absolute or contingent, direct or indirect,
(c) incurred or suffered to be incurred any liability or obligation whatsoever, (d) caused or permitted any Encumbrance to be created or arise on or in any of its properties or assets, (e) declared or made any dividend, payment or distribution to stockholders or purchased or redeemed or agreed to purchase or redeem any shares of its capital stock, (f) reclassified its shares of capital stock, (g) acquired any equity interest in any other entity, or (h) entered into any agreement or transaction except in connection with the execution and performance of this Agreement. Commodore has not entered into any agreement to do any of the foregoing action described in this Section 3.1.15.

               3.1.16.   Taxes.

                    3.1.16.1. Commodore either (a) has timely filed with the appropriate taxing authority all Tax and information returns required to have been filed by Commodore or (b) has timely filed for any required extensions with regard to such returns. All Taxes of Commodore have been paid (or estimated Taxes have been deposited) to the extent such payments are required prior to the date hereof or accrued on the books of Commodore. The returns were correct when filed.

                    3.1.16.2. There are no pending investigations of Commodore concerning any Tax returns by any federal, state or local Taxing authority, and there are no federal, state, local or foreign Tax liens upon any of Commodore's assets.

               3.1.17.   Compliance with Law and Government
Regulations. Commodore is in compliance with, and is not in violation of, applicable federal, state, local or foreign statutes, laws and regulations (including without limitation, any applicable environmental, building, zoning or other law, ordinance or regulation) affecting Commodore or its properties or the operation of its business. Commodore is not subject to any order, decree, judgment or other sanction of any court, administrative agency or other tribunal.

               3.1.18. Trade Names and Rights. Commodore does not use any trade mark, service mark, trade name, or copyright in its business, nor does it own any trade marks, trade mark registrations or applications, trade names, service marks, copyrights, copyright registrations or applications. No person owns any trade mark, trade mark registration or application, service mark, trade name, copyright or copyright registration or application, the use of which is necessary or contemplated in connection with the operation of Commodore business.

               3.1.19.   No Disqualifying Orders.  Neither
Commodore, the Principal Stockholder nor any of their affiliates, directors, officers or principals is subject to any disqualifying order under the "Bad Boy" provisions


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Commodore Minerals, Inc.

     of the federal or any state's securities law. As used herein, "Bad Boy" provisions include Rule 262 of Regulation A,
Rule 507 of Regulation D and other similar disqualifying provisions of federal and state securities laws.

               3.1.20. Bank Accounts. Commodore maintains only the bank accounts listed on Schedule 3.1.20 hereto.

               3.1.21. Transaction with Affiliates. Except as set forth in the Commodore SEC Documents, neither (a) any director or officer of Commodore, nor (b) the Principal Stockholder (or any member of their immediate family) nor (c) any Affiliate of either of the foregoing, in each such case either
(i) is a party to any contract or other business arrangement or relationship of any kind with Commodore, or (ii) has an ownership interest in any business (corporate or otherwise) that is a party to, or in any property that is the subject of, business arrangements or relationships of any kind with Commodore (such arrangements, relationships or agreements listed in the Commodore SEC Documents being referred to as "Affiliate Agreements").

               3.1.22.   Stock Price Manipulation.  Neither
Commodore nor the Principal Stockholder has taken (and none will take), directly or indirectly, any action designed to or that would reasonably be expected to cause or result in stabilization or manipulation of the price of the Commodore Stock.

               3.1.23. OTCBB Status. Commodore is currently eligible for trading on the Over-the-Counter Bulletin Board ("OTCBB") , and neither Commodore nor the Principal Stockholder has any reason to believe that the current market makers for the Commodore stock will cease to make a market in the Commodore Stock following the Closing. Commodore shall take all necessary action to continue to maintain its eligibility for quotation on the OTCBB.

               3.1.24. Investment Company Act. Commodore is not, and upon completion of the Transaction will not be, subject to registration as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder.

               3.1.25. Integration. Commodore has not offered, sold or issued any shares of Commodore Stock during the six-month period preceding the Closing Date.

               3.1.26.   SEC Correspondence.  Except for
correspondence with the SEC dated February 8, 2001, March 15, 2001, March 30, 2001 and April 19, 2001 relating to comments to Commodore's Registration Statement on Form SB-2, true and correct copies of which have been provided to Purchaser, Commodore has not received any oral or written communication from the SEC concerning Commodore or its status as a "public-company."

               3.1.27. Effectiveness of Registration Statement. Commodore's Registration Statement on Form SB-2 has been declared effective by the SEC and remains currently in effect and the prospectus included therein may be used by all persons entitled to resell shares of Commodore Stock thereunder without any amendments thereto.

               3.1.28.   Full Disclosure.  None of the
representations and warranties made by the Principal Stockholder herein, or in any Closing Document furnished or to be furnished by him hereunder contains or will contain any untrue statement of material fact, or omits any material fact, the omission of which would be misleading.

                          ARTICLE    IV
       ADDITIONAL COVENANTS AND AGREEMENTS OF THE PARTIES

          4.1. Filing with Securities and Exchange Commission. Upon the execution of this Agreement, the Principal Stockholder shall cause Commodore to file with the SEC an Information Statement on
Schedule 14F (the


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


     "Schedule 14F") disclosing the anticipated resignation of the current directors of Commodore and appointment of Wei Zhou and Hans Schuld as directors of Commodore, in a form that will satisfy the requirements of Rule 14f-1 of the Exchange Act, and will promptly cause the Schedule 14F to be delivered to the stockholders of Commodore. The parties shall use their best efforts to cause the Schedule 14F to be filed with the SEC and mailed to the stockholders of Commodore on or before October 1, 2001. The parties agree to cooperate in the preparation and filing of such report or any other filings to be filed with the SEC.

          4.2. Brokers or Finders. Each party agrees to hold the others harmless and to indemnify them against the claims of any persons or entities claiming to be entitled to any brokerage commission, finder's fee, advisory fee or like payment from such other party based upon actions of the indemnifying party in connection with the Transaction.

                          ARTICLE    V
                       CLOSING DELIVERIES

          5.1. The Closing. The Closing shall take place on or before October 5, 2001 (unless such date is extended by the mutual agreement of the parties). The Closing shall occur through an escrow established with Computershare Trust Company of Canada
("Computershare") pursuant to an Escrow Agreement among Computershare, Purchaser and the Principal Stockholder in the form attached as Exhibit 5.1 hereto (the "Escrow Agent") at the office of Computershare in Vancouver, British Columbia, Canada, and that the Transaction contemplated hereby will proceed to Closing, subject to the terms and conditions of the Escrow
Agreement.

          5.2. Deliveries by the Principal Stockholder.  The
Principal Stockholder hereby agrees to deliver, or cause to be delivered, to Purchaser the following items, to be held pursuant to the terms of the Escrow Agreement:

               5.2.1. Certified Resolutions. Copies of the resolutions, certified by the Secretary or an Assistant Secretary of Commodore, dated on or before the date hereof of the Board of Directors of Commodore (a) duly electing the persons set forth on
Schedule 5.2.1 to serve as directors of Commodore effective on the business day following the expiration of the ten-day period following the filing of the Schedule 14F with the SEC and mailing thereof to the stockholders of Commodore (the "Resignation Date") and (b) approving the terms of this Agreement for purposes of Nev. Rev. Stat. Sec. 78.438(1) and 78.378 - 78.3793.

               5.2.2. Charter Documents. Copies of (a) the Certificate of Incorporation of Commodore, certified by the Secretary of State of Nevada, and (b) good standing certificates and certificates of existence from the Secretary of State of Nevada, evidencing that Commodore is in existence and in good standing under the laws of the State of Nevada.

               5.2.3.    Account Transfer Documents.  All such
instruments as may be necessary to authorize persons identified on Schedule 5.2.3 to become a signatory on the Commodore' bank account listed on Schedule 3.1.20.

               5.2.4. Transfer Agent Confirmation. Written confirmation from the transfer agent for Commodore that it is in possession of all stock certificates, stock powers, legal opinions and all other documentation required by Commodore's transfer agent to reissue the Transferred Shares in the name of each Purchaser, containing only the legend set forth in Section 2.2.1., subject to the direction of Commodore required by Section 5.2.8.

               5.2.5.    USRPHC Certification.  A certificate of
Commodore and the Principal Stockholder stating that Commodore is not a U.S. real property holding corporation, as defined in
Section 897(c)(2) of the Code.

               5.2.6. Resignations. A copy of the resignation of the existing directors and officers of Commodore, to be effective as of the Resignation Date.



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


               5.2.7. Termination of Contracts. Evidence satisfactory to Purchaser that (i) effective as of the Closing Date, the Management Services Agreement between Commodore and W.F.C.
Management Corporation, and (ii) effective as of the Resignation
Date, the Option Agreement between Commodore and Gordon A.
Keevil, each has been terminated without any payment by, or continuing liability to, Commodore.

               5.2.8.    Pacific Stock Direction. A direction of
Commodore to Pacific Stock Transfer Company to register the
Transferred Shares in the name of the Purchaser without restrictive legend of any kind, except for the legend set forth in paragraph 2.2.1 of this Agreement.



          5.3. Deliveries by Purchaser. Purchaser hereby agree to deliver to Computershare the following items, to be held pursuant to the terms of the Escrow Agreement:

               5.3.1.    Purchase Price.  The Purchase Price.

               5.3.2.    Investment Letter.  The Investment
Letter, executed by each Purchaser.

                          ARTICLE    VI
     CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATION TO CLOSE

          Purchaser's obligation to purchase the Transferred Shares and to take the other actions required to be taken by Purchaser at the Closing is subject to the satisfaction, at or prior to Closing, of each of the following conditions (any of which may be waived by Purchaser, in whole or in part):

     6.1. Confirmation from Transfer Agent. Purchaser shall have received written confirmation from the Company's transfer agent stating that such transfer agent has received all documents necessary to register the transfer of all of the Transferred Shares to Purchaser and to reissue one or more stock certificates to Purchaser representing the Transferred Shares in the names of Purchaser, without restrictive legend of any kind, except for the legend set forth in paragraph 2.2.1 of this Agreement, subject to the delivery of the direction required by Section 5.2.8.

     6.2. Accuracy of Representations. All of Sellers' representations and warranties in this Agreement (considered collectively), and each of Sellers' representations and warranties (considered individually), must have been accurate in all material respects as of the date of this Agreement, and must be accurate in all material respects as of the Closing Date as if made on the Closing Date.

                         ARTICLE    VII
         SURVIVAL OF REPRESENTATIONS AND INDEMNIFICATION

          7.1. Representations to Survive Closing. The representations and warranties of the Principal Stockholder and Purchaser contained herein or in any document furnished pursuant hereto shall survive the Closing of the Transaction for a period of one year following the Closing. Each party acknowledges and agrees that, except as expressly set forth in this Agreement or any Closing Document, no party has made (and no party is relying on) any representation or warranties of any nature, express or implied, regarding any or relating to any of the transactions contemplated by this Agreement.

          7.2. Indemnification. The Principal Stockholder agrees to and does hereby indemnify, and agree to defend and hold
Purchaser harmless against any claims, actions, suits, proceedings, investigations, losses, expenses, damages, obligations, liabilities, judgments, fines, fees, costs and expenses (including costs and reasonable attorneys' fees) and amounts paid in settlement of any pending, threatened or completed claim, action, suit,


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Commodore Minerals, Inc.

     proceeding or investigation (collectively "Loss" or "Losses") which arise or result from or are related to (i) any breach or failure of the Principal Stockholder to perform any of his covenants or agreements set forth herein or in the Closing Documents or (ii) the inaccuracy of any representation or warranty made by the Principal Stockholder contained herein or in the Closing Documents. Purchaser agree to and do hereby indemnify, and agree to defend and hold the Principal Stockholder harmless against any Loss or Losses which arise or result from or are related to (i) any breach or failure of Purchaser to perform any of his covenants or agreements set forth herein or in the Closing Documents or (ii) the inaccuracy of any representation or warranty made by Purchaser contained herein or in the Closing Documents.

          7.3. Enforcement of Indemnification Rights.

               7.3.1. Notification. Any person or entity seeking enforcement of indemnification rights hereunder shall notify each potentially liable person or entity of (a) any payment made in respect of any liability, obligation or claim to which the foregoing indemnity applies, (b) any Loss which such person or entity may sustain or incur, to which the foregoing indemnity relates, and (c) any claim made or suit filed against such person or entity or this Agreement. Such notification shall include a specific demand for indemnification and defense if such person or entity wishes to assert his or its indemnification rights hereunder.

               7.3.2. Disputes. If there is any dispute as to the right to indemnification and defense hereunder, the disputing party shall give the other party written notice of such dispute, specifying in detail the basis of the dispute, not later than 20 days after receipt of demand for indemnification.

               7.3.3. Time Limit. If there is no dispute as to the right to indemnification with respect to any such demand within such 20 day period, or upon resolution of any such dispute by the parties or by a court, the person or entity entitled to indemnification shall be promptly paid the amount of such demand, the amount agreed to by the parties or the amount ordered by a court.

               7.3.4.    Litigation Procedure.  If a party
entitled to be indemnified pursuant to this Article VII notifies the other party of the commencement of an action against it, the party obligated to provide indemnification will be entitled, at his or its own expense, to (a) participate in, and (b) except in the case of a claim that relates to a tax liability, assume the defense of the action. If the indemnifying party wishes to assume the defense of that action, counsel selected by the indemnifying party shall be reasonably satisfactory to the indemnified party, and the indemnified party shall cooperate in all reasonable respects, at its cost and expense, with the indemnifying party and such counsel in the investigation and defense of such action and any appeal arising therefrom. After the indemnifying party shall notify the indemnified party of its election to assume the defense of any such action, the indemnifying party will not be liable to the indemnified party under this Article VII for any legal fees or other expense subsequently incurred by the indemnified party in connection with the defense thereof. Even if the indemnifying party should assume the defense of any such actions, the indemnified party shall have the right at its expense to participate in the defense thereof. If the indemnifying party assumes the defense of any such actions, it shall not settle or otherwise compromise any such action without the prior written consent of the indemnified party. If the indemnifying party should fail or refuse to assume the defense of any such action, the indemnifying party shall jointly and severally reimburse the indemnified party for the fees and expenses of counsel engaged by it to defend that action.

          7.4. Remedies Cumulative. Persons or entities entitled to indemnification hereunder shall be entitled to such indemnification from time to time and shall be entitled to rely upon one or more provisions of this Agreement without waiving its right to rely upon any other provisions at the same time or any other time.



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


                         ARTICLE    VII
                          MISCELLANEOUS

          8.1. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed delivered if delivered by hand, by telecopier, by courier or mailed by certified or registered mail, postage prepaid, addressed as follows:

          If to the Principal Stockholder:
               Grayson Hand
               1859 Spyglass Place
               Vancouver, BC, Canada V52 4K6

          with a copy to:
               Michael H. Taylor, Esq.
               O'Neill & Company
               Suite 1880, Royal Centre
               1055 W. Georgia Street, Box 11122
               Vancouver, BC, Canada V6E 3P3
               Telephone:  604-687-5792
               Fax No.:  604-687-6650

          If to Purchaser:
               Mr. Wei Zhou
               Unit 1809, 18/F., Modern Warehouse,
               6 Shing Yip Street, Kwun Tong,
               Kowloon, Hong Kong
               Telephone: (852) 2385 8789
               Fax No.: (852) 2385 1621

          with copy to:
               Arter & Hadden LLP
               Attn:  J. David Washburn
               1717 Main Street, Suite 4100
               Dallas, Texas  75201
               Telephone:  214.761.4309
               Fax No.:  214.741.7139

          8.2. Assignability and Parties in Interest.
This Agreement shall not be assignable by any of the parties hereto without the consent of all other parties hereto. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Nothing in this Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement.

          8.3. Expenses. Each party shall, except as otherwise specifically provided herein in any Exhibit hereto, bear its own expenses and costs, including the fees of any attorney retained by it, incurred in connection with the preparation of the Closing Documents and consummation of the Transaction.

          8.4. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Nevada. Each of the parties hereto consents to the personal jurisdiction of the federal and state courts in the State of Nevada in connection with any action arising under or brought with respect to this Agreement.




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



          8.5. Counterparts. This Agreement may be executed as of the same effective date in one or more counterparts, each of which shall be deemed an original.

          8.6. Headings. The headings and subheadings contained in this Agreement are included solely for ease of reference, and are not intended to give a full description of the contents of any particular Section and shall not be given any weight whatever in interpreting any provision of this Agreement.

          8.7. Pronouns, Etc. Use of male, female and neuter pronouns in the singular or plural shall be understood to include each of the other pronouns as the context requires. The word "and" includes the word "or". The word "or" is disjunctive but not necessarily exclusive.

          8.8. Complete Agreement.  This Agreement, the
Appendices hereto, and the documents delivered pursuant hereto or referred to herein or therein contain the entire agreement between the parties with respect to the Transaction and, except as provided herein, supersede all previous negotiations, commitments and writings.

          8.9. Modifications, Amendments and Waivers. This Agreement shall not be modified or amended except by a writing signed by each of the parties hereto. Prior to the Closing, the Principal Stockholder may amend any of the disclosure schedules referenced herein by giving the other party notice of such amendments. If such amended disclosures reveal material adverse information about Commodore, Purchaser may terminate this Agreement without liability to the Principal Stockholder.

          8.10. Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner adverse to any party hereto. Upon any such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in any acceptable manner to the end that the Transaction are consummated to the extent possible.

                    [signature page follows]








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


     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                              PURCHASER:


                                   /s/  WEI ZHOU
                              ---------------------------
                              WEI ZHOU


                              PRINCIPAL STOCKHOLDER:



                                   /s/  GRAYSON HAND
                              ---------------------------
                              GRAYSON HAND





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